SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*
                                              --

                             FOREST OIL CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
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                         (Title of Class of Securities)

                                    346091606
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                                 (CUSIP Number)

Cannon Y. Harvey                                 Robert M. Swysgood
c/o The Anschutz Corporation                     c/o The Anschutz Corporation
555 Seventeenth Street                           555 Seventeenth Street
Suite 2400                                       Suite 2400
Denver, Colorado 80202                           Denver, Colorado 80202
(303) 298-1000                                   (303) 298-1000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 7, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP Number:  346091606

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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      The Anschutz Corporation
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                             (a) [X]
                                                             (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Kansas
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NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                          15,753,618
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                               0
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                      15,753,618
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,753,618
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           32.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
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                                                                    Page 2 of 11

CUSIP Number:  346091606

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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      Anschutz Company
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                             (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
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NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                          15,753,618
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                               0
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                      15,753,618
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,753,618
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           32.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

CUSIP Number:  346091606

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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      Anschutz Investment Company
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                             (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Colorado
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NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                               1,080
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                               0
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                           1,080
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,080
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%
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14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
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                                                                    Page 4 of 11

CUSIP Number:  346091606

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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      Philip F. Anschutz
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                             (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America
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NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                     2,137
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                          15,753,618
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                           2,137
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                      15,753,618
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,755,755
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           32.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
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                                                                    Page 5 of 11

                                    This Amendment No. 13 to Schedule 13D (the
                  "Schedule 13D"), which was filed on May 26, 1995, by The Anschutz Corporation ("TAC"), Anschutz Company ("AC"), Anschutz Investment Company ("AIC") and Philip F. Anschutz ("Anschutz"), and which relates to shares of Common Stock, par value $.10 per share ("Common Stock"), of Forest Oil Corporation (the "Company"), as amended by Amendment No. 1, which was filed on July 28, 1995 (the "Amendment No. 1"), as further amended by Amendment No. 2, which was filed on February 7, 1996 (the "Amendment No. 2"), as further amended by Amendment No. 3, which was filed on August 5, 1996 (the "Amendment No. 3"), as further amended by Amendment No. 4, as filed on November 8, 1996 (the "Amendment No. 4"), as further amended by Amendment No. 5, as filed on August 28, 1997 (the "Amendment No. 5"), as further amended by Amendment No. 6, as filed on January 20, 1998 (the "Amendment No. 6"), as further amended by Amendment No. 7, as filed on May 15, 1998 (the "Amendment No. 7"), as further amended by Amendment No. 8, which was filed on July 8, 1998 (the "Amendment No. 8"), as further amended by Amendment No. 9, which was filed on August 25, 1998 (the "Amendment No. 9"), as further amended by Amendment No. 10, which was filed on September 1, 1998 (the "Amendment No. 10"), as further amended by Amendment No. 11 which was filed on September 4, 1998 (the "Amendment No. 11"), as further amended by Amendment No. 12 which was filed on March 10, 2000 (the "Amendment No. 12"), hereby further amends Items 3 and 5 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D, as so amended.

                                    This Amendment No. 13 reflects TAC's belief
                  that the number of shares of Common Stock outstanding after December 7, 2000 was 48,332,843 shares.

                  ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER
                                    CONSIDERATION

                                    The consideration used for the acquisition
                  of all Common Stock and warrants in the Company on December 7, 2000 referred to below in Item 5, were the common stock, preferred stock and warrants held by TAC and AIC in Forcenergy, Inc. prior to its merger with and into the Company on that date pursuant to that certain Agreement and Plan of Merger, dated as of July 20, 2000, by and among Forcenergy, Inc., the Company and Forest Acquisition I Corporation.

                  ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                                    The information previously furnished in
                  response to this item is amended to read as follows:

                                    On September 22, 1998, TAC acquired 3,500
                  shares of Common Stock at $10.00 per share in a market transaction effected on the New York Stock Exchange. On October 9, 1998, TAC acquired 39,500 shares of Common Stock at $8.82 per share in a market transaction effected on the New York Stock Exchange. On October 13, 1998, TAC acquired 22,000 shares of Common Stock at $9.25 per share in a market transaction effected on the New York Stock Exchange. On February 22, 2000, TAC acquired 650,000 shares of Common Stock at $7.61 per share in a market transaction effected on the New York Stock Exchange. On February 23, 2000, TAC acquired 625,000 shares of Common Stock at $7.53 per share in a market transaction effected on the New York Stock Exchange. On February 24, 2000, TAC acquired 509,400 shares of Common Stock at $7.50 per share in a market transaction effected on the New York Stock Exchange. On March 9, 2000, TAC acquired 1,000 shares of Common Stock at $8.87 per share in a market transaction effected on the New York Stock Exchange.

                                    On December 7, 2000, pursuant to the merger
                  agreement identified in Item 3 above and the Company's concurrently approved 1 for 2 reverse split of its Common
                  Stock:

                                            (i)      TAC acquired 4,814,220
                  shares of Common Stock and AIC acquired 720 shares of Common Stock in exchange for shares of common stock of Forcenergy Inc. held by TAC and AIC prior to the merger;

                                            (ii)     TAC acquired 549,118 shares
                  of Common Stock in exchange for shares of preferred stock of Forcenergy Inc. held by TAC prior to the merger;

                                            (iii)    TAC acquired warrants to
                  acquire an additional 521,856 shares of Common Stock exercisable at any time for an exercise price of $12.50 per share, in exchange for warrants of Forcenergy Inc. held by TAC prior to the merger;

                                            (iv)     AIC acquired warrants to
                  acquire an additional 180 shares of Common Stock exercisable at any time for an exercise price of $20.84 per share, in exchange for warrants of Forcenergy Inc. held by AIC prior to the merger; and

                                            (v)      AIC acquired warrants to
                  acquire an additional 180 shares of Common Stock exercisable at any time at an exercise price of $26.04 per share, in exchange for warrants of Forcenergy Inc. held by AIC prior to the merger.

                                    As of the date of this Amendment No. 13, and
                  after giving effect to the acquisitions referred to in the preceding paragraph, the transaction described in response to
                  Item 3 of this Amendment 13, and the Company's 1 for 2 reverse split also implemented on December 7, 2000:

                                            (i)      TAC is the direct
                  beneficial owner, and AC and Anschutz are indirect beneficial owners, of 15,752,538 shares of Common Stock; and

                                            (ii)     AIC is the direct
                  beneficial owner, and TAC, AC and Anschutz are the indirect beneficial owners, of 1,080 shares of Common Stock; and

                                            (iii)    Anschutz is the direct
                  beneficial owner of 2,137 shares of Common Stock, which 15,755,755 shares of Common Stock in the aggregate are approximately 32.2% of the shares of Common Stock that TAC believes were outstanding immediately after December 7, 2000.

                                    TAC and its affiliates, including, without
                  limitation, AC, AIC and Anschutz, are subject to certain restrictions on the voting, acquisition and disposition of shares of Common Stock and other equity securities of the Company. Reference is made to Item 4 of the Schedule 13D, as amended by Amendment Nos. 1, 2 and 7, for a summary of such restrictions, as well as to the Shareholders Agreement attached as Exhibit 6 to Amendment No. 2, Exhibit 8 to Amendment No. 7, Exhibit 99.3 to the Current Report on Form 8-K of the Company filed with the SEC on July 9, 1998, which is incorporated herein by reference as Exhibit 9 to the
                  Schedule 13D, and Exhibit 99.1 to Amendment No. 10, pursuant to which such restrictions have been imposed.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 9, 2001
-------------------------
Date




ANSCHUTZ COMPANY

By:  Philip F. Anschutz
     Chairman



         By: /s/ ROBERT M. SWYSGOOD
             ----------------------------------------
             Robert M. Swysgood (**)
             Attorney-in-fact






(**) Philip F. Anschutz executed a power of attorney that authorizes Robert M. Swysgood to sign this Amendment No. 12 to the Schedule 13D on his behalf as an individual, on his behalf as Chairman of Anschutz Company, and on his behalf as Chairman of The Anschutz Corporation. A copy of the power of attorney has been filed with the Securities and Exchange Commission as an Exhibit to a Form 4 filed on March 10, 2000, and is hereby incorporated by reference to this Amendment No. 12 to the Schedule D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 9, 2001
--------------------
Date




ANSCHUTZ INVESTMENT COMPANY



/s/ ROBERT M. SWYSGOOD
------------------------------------
By:  Robert M. Swysgood
     Vice President/General Counsel

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct



March 9, 2001
-------------------
Date



THE ANSCHUTZ CORPORATION


By:  Philip F. Anschutz
        Chairman


         By: /s/ ROBERT M. SWYSGOOD
             -------------------------------
               Robert M. Swysgood (**)
               Attorney-in-fact






(**) Philip F. Anschutz executed a power of attorney that authorizes Robert M. Swysgood to sign this Amendment No. 12 to the Schedule 13D on his behalf as an individual, on his behalf as Chairman of Anschutz Company, and on his behalf as Chairman of The Anschutz Corporation. A copy of the power of attorney has been filed with the Securities and Exchange Commission as an Exhibit to a Form 4 filed on March 10, 2000, and is hereby incorporated by reference to this Amendment No. 12 to the Schedule D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 9, 2001
-----------------------
Date



PHILIP F. ANSCHUTZ


         By: /s/ ROBERT M. SWYSGOOD
             ----------------------------------------
                Robert M. Swysgood (**)
                Attorney-in-fact







(**)Philip F. Anschutz executed a power of attorney that authorizes Robert M. Swysgood to sign this Amendment No. 12 to the Schedule 13D on his behalf as an individual, on his behalf as Chairman of Anschutz Company, and on his behalf as Chairman of The Anschutz Corporation. A copy of the power of attorney has been filed with the Securities and Exchange Commission as an Exhibit to a Form 4 filed on March 10, 2000, and is hereby incorporated by reference to this Amendment No. 12 to the Schedule D.